Exhibit 99.1

SciSparc Updates Regarding the Status of the AutoMax Merger

SciSparc provides investors with an update regarding the status of the merger agreement with AutoMax, including the court’s approval of AutoMax’s petition to convene special class meetings of its shareholders to approve the Merger with the Company

TEL AVIV, Israel, Aug. 14, 2024 (GLOBE NEWSWIRE) --  SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders and rare diseases of the central nervous system, announced progress with its previously-announced Agreement and Plan of Merger (the “Merger Agreement”) with AutoMax Motors Ltd. (“AutoMax”) and SciSparc Merger Sub Ltd. The Jerusalem District Court in Israel (the “Court”) has approved AutoMax’s petition to convene special class meetings of its shareholders to approve the merger with the Company. This approval follows AutoMax’s petition submitted to the Court to approve convening a special meeting of AutoMax’s shareholders in order to approve the Merger.

In addition, on August 14, the Company entered into an addendum (the “Addendum”) to the Merger Agreement with AutoMax and SciSparc Merger Sub Ltd. Pursuant to the Addendum, the right to terminate the Merger Agreement if the merger was not consummated by August 30, 2024, was deferred to November 30, 2024.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seeds’ oil-based products on the Amazon.com Marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it describes the Court’s approval of AutoMax’s petition to convene special class meetings of its shareholders to approve the merger. Since such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties related to the Company’s ability to complete the merger on the proposed terms and schedule, including risks and uncertainties related to the satisfaction of the closing conditions related to the Merger Agreement and risks and uncertainties related to the failure to timely, or at all, obtain shareholder approval for the transaction. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on April 1, 2024, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055